HARD CREEK NICKEL CORPORATION
Suite 1060 – 1090 West Georgia Street, Vancouver, BC Canada V6E 3V7

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Hard Creek Nickel Corporation (the “Company”) will be held at the offices of Clark Wilson LLP located at Suite 800, 885 West Georgia Street, Vancouver, British Columbia on Wednesday, June 12, 2013 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Report of the Directors to the shareholders;

2.	To receive and consider the financial statements of the Company, together with the auditor’s report thereon, for the fiscal year ended December 31, 2012;

3.

To consider and, if thought fit, to approve an ordinary resolution to appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors of the Company;

4.	To approve the Advance Notice Policy; and

5.	To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at six (6);

6.	To elect directors to hold office until the next annual meeting of the Company; and

7.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

A management information circular and form of proxy accompany this notice of meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this notice of meeting.

The share transfer board books of the Company will not be closed, but the Company’s board of directors has fixed May 3, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying management information circular.

Registered shareholders who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be effective, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at its offices located on the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (Fax: (604 661 9401), not later than 10th day of June, 2013 at 1 pm (PST) .

DATED at Vancouver, British Columbia, this 9th day of May, 2013.

By Order of the Board of
HARD CREEK NICKEL CORPORATION

(signed) “Mark Jarvis”
President, CEO and Director